Exhibit 21.1

Subsidiaries of Arm Holdings Limited

Name of Subsidiary	Jurisdiction of Incorporation
Arm Embedded Technologies Private Limited	India
Arm France SAS	France
Arm, Inc.	Delaware
Arm Limited	England and Wales